Exhibit 3: Balance Sheet

	Ch$ millions		US$ millions (1)
	31-mar-2009	31-mar-2008	31-mar-2009	mar-31-2008	% Change
ASSETS

Cash & equivalents	66.162	139.609	113,4	239,4	-52,6%
Other current assets	299.673	215.174	513,8	368,9	39,3%
Total current assets	365.834	354.783	627,2	608,3	3,1%

PP&E, net	502.602	414.099	861,7	710,0	21,4%
Other assets	164.588	104.359	282,2	178,9	57,7%

TOTAL ASSETS	1.033.024	873.241	1.771,1	1.497,2	18,3%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	80.839	7.401	138,6	12,7	992,2%
Other current liabilities	153.340	129.355	262,9	221,8	18,5%
Total current liabilities	234.179	136.757	401,5	234,5	71,2%

Long-term debt (2)	153.990	161.406	264,0	276,7	-4,6%
Other long-term liabilities	43.429	67.008	74,5	114,9	-35,2%
Total long-term liabilities	197.419	228.414	338,5	391,6	-13,6%

Minority interest	91.382	57.144	156,7	98,0	59,9%

Stockholders' equity	510.044	450.926	874,5	773,1	13,1%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	1.033.024	873.241	1.771,1	1.497,2	18,3%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	66.162	139.609	113,4	239,4	-52,6%

Total financial debt	234.829	168.807	402,6	289,4	39,1%

Net debt (3)	168.667	29.198	289,2	50,1	477,7%

Liquidity ratio	1,56	2,59
Debt / Capitalization	0,28	0,25

(1) Exchange rate: US$1.00 = Ch$583.26
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets
728: